Ardmore Shipping Announces Second Quarter 2016 Conference Call and Webcast

HAMILTON, Bermuda, July 27, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company plans to announce its second quarter 2016 earnings before the market opens on Tuesday, August 2, 2016 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call Details:

What:	Second Quarter 2016 Conference Call and Webcast

When:	Tuesday, August 2, 2016 at 10:00 a.m. Eastern Time

Where:	There are two ways to access the conference call:

Dial-in: 844-492-3728 (domestic) or 412-542-4189 (international)
Participants should reference "Ardmore Shipping"

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

To access the live webcast and presentation: www.ardmoreshipping.com.

If you are unable to participate at this time, an audio replay of the call will be available through August 9 at 877-344-7529 or 412-317-0088. Enter the passcode 10089375 to access the audio replay. The webcast will also be archived on the Company's website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 25,000 to 50,300 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships, and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com